FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 03-1 PLC


                                     By:         /s/  Clive Rakestrow
                                        --------------------------------------
                                     Name:   L.D.C. Securitisation Director
                                     No. 1 Limited by its authorized person
                                     Clive Rakestrow for and on its behalf
                                     Title:  Director
Date: 25 November 2003

                                     GRANITE FINANCE FUNDING
                                     LIMITED


                                     By:       /s/  Nigel  Charles Bradley
                                        --------------------------------------
                                     Name:   Nigel Charles Bradley
                                     Title:  Director
Date: 25 November 2003

                                     GRANITE FINANCE TRUSTEES
                                     LIMITED


                                     By:       /s/  Richard Gough
                                        --------------------------------------
                                     Name:   Richard Gough
                                     Title:  Director
Date: 25 November 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 October 2003 - 31 October 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                                  188,469

Current Balance                                            (GBP)13,818,644,192

Last Months Closing Trust Assets                           (GBP)14,473,227,470

Funding share                                              (GBP)13,377,683,781

Funding Share Percentage                                          96.81%

Seller Share*                                               (GBP)440,960,411

Seller Share Percentage                                            3.19%

Minimum Seller Share (Amount)*                              (GBP)375,508,566

Minimum Seller Share (% of Total)                                  2.72%

Excess Spread this period (% of Total)                             0.12%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------------------------------------
                           Number              Principal (GBP)       Arrears (GBP)             By Principal (%)

< 1 Month                 186,009              13,657,991,728             0                         98.84%

> = 1 < 3 Months           1,909                126,566,986           1,168,029                      0.92%

> = 3 < 6 Months            437                 26,653,448             637,074                       0.19%

> = 6 < 9 Months            91                   6,007,513             255,283                       0.04%

> = 9 < 12 Months           13                    710,423              39,289                        0.01%

> = 12 Months               10                    714,094              55,160                        0.01%

Total                     188,469              13,818,644,192         2,154,835                     100.00%
------------------------------------------------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                          Number           Principal (GBP)       Arrears (GBP)

Total (since inception)     60                2,905,203            122,603
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                              29

Number Brought Forward                                                19

Repossessed (Current Month)                                           10

Sold (since inception)                                                31

Sold (current month)                                                   3

Sale Price / Last Loan Valuation                                     1.07

Average Time from Possession to Sale (days)                           120

Average Arrears at Sale                                           (GBP)2,090

Average Principal Loss (Since inception)*                          (GBP)530

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                   7

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                    59
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                                Number       Principal (GBP)

Substituted this period                            0               (GBP)0

Substituted to date (since 26 March 2001)       281,291    (GBP)21,158,382,835
------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                Monthly          Annualised

Current Month CPR Rate                           4.74%             44.14%

Previous Month CPR Rate                          3.93%             38.12%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                       24.47

Weighted Average Remaining Term (by value) Years                   19.94

Average Loan Size                                               (GBP)73,321

Weighted Average LTV (by value)                                    74.50%

Weighted Average Indexed LTV (by value)                            59.55%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                            49.85%

Together (by balance)                                              26.44%

Capped (by balance)                                                 2.52%

Variable (by balance)                                              20.48%

Tracker (by balance)                                                0.70%

Total                                                              100.0%
-------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------------------------------------------------
                          Number               % of Total            Value (GBP)                   % of Total

East Anglia                4,356                 2.31%               315,065,088                     2.28%

East Midlands             15,306                 8.12%               981,123,738                     7.10%

Greater London            23,543                12.49%              2,736,091,550                    19.80%

North                     26,879                14.26%              1,334,881,029                    9.66%

North West                28,458                15.10%              1,661,001,032                    12.02%

South East                29,937                15.88%              2,925,406,975                    21.17%

South West                13,546                 7.19%              1,076,472,383                    7.79%

Wales                      9,121                 4.84%               520,962,886                     3.77%

West Midlands             14,229                 7.55%               960,395,771                     6.95%

Yorkshire                 23,094                12.25%              1,307,243,741                    9.46%

Total                     188,469                100%              13,818,644,192                     100%
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LTV Levels Breakdown

------------------------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)                    % of Total

0% < 25%                                         5,921               232,153,222                     1.68%

> = 25% < 50%                                   22,563              1,538,015,099                    11.13%

> = 50% < 60%                                   14,694              1,198,076,451                    8.67%

> = 60% < 65%                                    8,542               736,533,735                     5.33%

> = 65% < 70%                                    9,939               873,338,313                     6.32%

> = 70% < 75%                                   15,919              1,296,188,825                    9.38%

> = 75% < 80%                                   13,430              1,246,441,706                    9.02%

> = 80% < 85%                                   14,277              1,155,238,654                    8.36%

> = 85% < 90%                                   31,477              2,130,834,934                    15.42%

> = 90% < 95%                                   38,881              2,655,943,414                    19.22%

> = 95% < 100%                                  12,690               748,970,515                     5.42%

> = 100%                                          136                 6,909,322                      0.05%

Total                                           188,469            13,818,644,192                    100.0%
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Repayment Method

------------------------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)                    % of Total

Endowment                                       32,464              2,266,257,647                    16.40%

Interest Only                                   13,881              1,547,688,150                    11.20%

Pension Policy                                    675                64,947,628                      0.47%

Personal Equity Plan                             1,411               98,112,374                      0.71%

Repayment                                       140,038             9,841,638,394                    71.22%

Total                                           188,469            13,818,644,192                   100.00%
------------------------------------------------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------------------------------------------------
                                                Number               Value (GBP)                    % of Total

Full Time                                       168,579            11,973,855,192                    86.65%

Part Time                                        2,363               128,513,391                     0.93%

Retired                                           471                15,200,509                      0.11%

Self Employed                                   15,196              1,618,163,235                    11.71%

Other                                            1,860               82,911,865                      0.60%

Total                                           188,469            13,818,644,192                   100.00%
------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                      5.49%

Effective Date of Change                                            1 August 2003
-------------------------------------------------------------------------------------------

Notes   Granite Mortgages 03-1 plc

-----------------------------------------------------------------------------------------------------------------------
                         Outstanding               Rating                 Reference Rate             Margin
                                              Moodys/S&P/Fitch

Series 1

A1                       $231,250,000           P-1/A-1+/F1+                  1.11%                  -0.01%

A2                      $1,225,000,000          Aaa/AAA/AAA                   1.35%                   0.19%

A3**                     $300,000,000           Aaa/AAA/AAA                    N/A                    0.40%

B                        $42,000,000             Aa3/AA/AA                    1.59%                   0.43%

C                        $56,000,000           Baa2/BBB/BBB                   2.61%                   1.45%

Series 2

A                    (euro)900,000,000         Aaa/AAA/AAA                    2.38%                   0.24%

B                     (euro)62,000,000          Aa3/AA/AA                     2.57%                   0.43%

C                     (euro)94,500,000        Baa2/BBB/BBB                    3.59%                   1.45%

Series 3

A                     (GBP)665,000,000         Aaa/AAA/AAA                    4.01%                   0.24%

B                     (GBP)31,000,000           Aa3/AA/AA                     4.20%                   0.43%

C                     (GBP)41,000,000         Baa2/BBB/BBB                    5.22%                   1.45%
-----------------------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the average daily US Federal Funds rate and is calculated in arrears.
Credit Enhancement

-----------------------------------------------------------------------------------------------------------------------
                                                                                              % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                                          (GBP)97,837,647              3.79%

Class C Notes ((GBP)Equivalent)                                         (GBP)137,914,263              5.34%

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                               % of Funding Share

Class B Notes ((GBP)Equivalent)                                         (GBP)97,837,647               0.73%

Class C Notes ((GBP)Equivalent)                                        (GBP)137,914,263               1.03%

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-----------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                       (GBP)45,000,000                 0.34%

Balance Brought Forward                                               (GBP)29,138,843                 0.22%

Drawings last Quarter                                                      (GBP)0                     0.00%

Excess Spread last Quarter                                             (GBP)1,392,677                 0.01%

Funding Reserve Fund Top-up this Period*                                  (GBP)0                      0.00%

Current Balance                                                       (GBP)30,531,520                 0.23%
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                              (GBP)24,525,584                  0.18%

Funding Reserve %                                                          0.6%                         NA
-----------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.